INVESTOR PRESENTATION July 2012 Exhibit 99.2

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
2
DISCLAIMER
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions;
the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay;
compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges
(as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements about product or environmental liabilities; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.

Business overview
USA and Europe Fibre Cement
Asia Pacific Fibre Cement
Group Outlook
Summary
Appendix
AGENDA
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 32. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet or mmsf” and “thousand square feet or msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”,
“Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1 quarter and current fiscal year versus the 1  quarter of the prior fiscal year.
st
st

Annual net sales US$1.2b
Total assets US$1.7b
Net cash US$265.4m
Operations in North America, Asia
Pacific and Europe
2,600 employees
Market cap US$3.4b
S&P/ASX 100 company
NYSE ADR listing
Note: Net sales, total assets and net cash are at 31 March 2012. Total assets exclude asbestos compensation.
JAMES HARDIE: A GROWTH FOCUSED COMPANY

James Hardie

HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

TACOMA
CHICAGO
BLANDON
RENO
PERU
PULASKI
FONTANA
MISSION VIEJO
SUMMERVILLE
WAXAHACHIE
CLEBURNE
PLANT CITY

■ James Hardie Manufacturing Operations

□ James Hardie Manufacturing Operations - production suspended[2]

● James Hardie Sales Office

JAMES HARDIE – A WORLD LEADER IN FIBRE CEMENT
USA Fibre Cement Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceiling and internal walls

GLOBAL - BUSINESS PORTFOLIO
At and for the nine months ended 31 May 2012
*  EBIT – Excludes Research and Development EBIT and Asbestos-related items
USA  and Europe Fibre Cement Asia-Pacific Fibre Cement
67%
33%
77%
23%
70%
30%
Volume Sales EBIT*
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick
Vinyl
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
Fibre  cement
Engineered wood
FIBRE CEMENT – SUPERIOR PRODUCT PERFORMANCE

GROUP OVERVIEW

The net operating result excluding asbestos, ASIC expenses, asset impairments and tax adjustments for the full year increased 20% to US$140.4 million
The 4th quarter and full year results include an income tax benefit of US$485.2 million resulting from RCI’s successful appeal of the ATO’s 1999 disputed amended assessment
Q4 Q4%  %
FY 2012 FY 2011 Change FY 2012 FY 2011 Change
Net operating profit (loss) 480.7 (1.8) - 604.3 (347.0) -
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments
32.1 33.3 (4) 140.4 116.7 20
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses and tax adjustments (US cents)
7.3 7.6 (4) 32.1 26.7 20
US$ Millions
2
1
Comparisons are of the 4th
quarter and  full year of the current fiscal year versus the 4th quarter and full year of the prior fiscal year
2
The  4
th
quarter and full year results of the current fiscal year include an income tax benefit of US$485.2 million resulting primarily from amounts refunded by the ATO and reversal of the provision for the unpaid amended assessment in relation to RCI’s appeal  that finalised in RCI’s favour.
Prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 assessment. Readers are referred to Note 14 of the consolidated financials for further information

Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas 500
Peru, Illinois 560
Plant City, Florida 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Plants suspended
Blandon, Pennsylvania 200
Fontana, California 180
Summerville, South
Carolina
190
Flat Sheet Total 3,390
JH Plant Design Capacity
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Blandon, PA
Summerville, SC
Pulaski, VA
Reno, NV
Fontana, CA
Plant locations
THE USA BUSINESS – LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA
1
Production was suspended at the
Blandon plant in October 2007; at the
Summerville plant in November 2008;
and at the Fontana plant in December
2008
1
1
1

Wood
17.3%
FC
13.5%
Stucco
6.0%
Brick, Stone and
Other
23.5%
Vinyl
39.7%

US EXTERIOR CLADDING MARKET
Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined.
2) Siding volumes exclude waste factors, a change from previously reported numbers.
Sources: NAHB Builder Practices and Consumer Practices Report – 2008 Siding and Exterior Wall Finish, adjusted to reflect JH’s estimate for FC and wood categories.
Large growth opportunity

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12

EBIT and EBIT Margin
1
USA AND EUROPE FIBRE CEMENT
0
5
10
15
20
25
30
35
0
20
40
60
80
100
120
140
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12
EBIT EBIT Margin

James Hardie

JH Volume (mmsf), Starts (000s Units)
Revenue (US$M)
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

USA AND EUROPE FIBRE CEMENT 13 Average Net Sales Price (US dollars) US$647 360 400 440 480 520 560 600 640 680 FY06 FY07 FY08 FY09 FY10 FY11 FY12

James Hardie

600
400
200
0
-200
-400
-600
-800
-1000
-1200
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
(Thousands of Starts)
Housing starts
%Growth (same QtrPY)

TOTAL USA HOUSING STARTS – US CENSUS 14 Source: US Census Bureau - New Privately-Owned Housing Units Started U.S. Housing Starts Calendar Quarters

Focus on primary demand growth and cost management
Business re-set to balance supply and demand
production suspended at Blandon PA (November 2007), Summerville SC
(November 2008) plants and Fontana CA (December 2008)
corporate-wide review of activities, projects and cost-saving opportunities
Employee numbers in US business down >25% from peak in 2006
Continuing to invest in long term growth initiatives, such as R&D and market development
Continuing to invest in market initiatives such as increased penetration of
Repair and Remodel and non-metro markets, new “job pack” distribution and rollout of products initiatives such as Colorplus and Artisan
Able to ‘flex up’ quickly if needed
RESPONSE TO US HOUSING DOWNTURN

ColorPlus® Collection (pre-painted siding and
trim):
Driving growth against vinyl in Northern USA
Launched in Western and Southern USA FY07
Higher value products with higher
revenue streams
Strategy designed to reduce ‘on the wall’ cost
and close gap with vinyl siding
Supply of pre-painted exterior products
Reduce supply chain costs
Best practice installation
Channel increases revenue base and
gains incremental volume
End-user gets higher quality product
at reduced cost
PRODUCT LEADERSHIP EXAMPLE – COLORPLUS®

JamesHardie
Siding Products
7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement
• Engineered for freezing, wet climates
• Engineered for climates with a combination of hot, humid or high precipitation conditions

17 17 7 Generation versus 2 Generation generic fibre cement The HardieZone™ System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE – HARDIEZONE™ SYSTEM th nd

Five manufacturing plants in
Asia Pacific
Net sales US$376m
EBIT US$156m
Higher value differentiated
products
Lower delivered cost
Growth model
ASIA PACIFIC FIBRE CEMENT
Asia Pacific manufacturing facilities. Net Sales and EBIT as at 31 March 2012.

19 ASIA PACIFIC FIBRE CEMENT – EXAMPLES General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls

GROUP OUTLOOK
United States
While some encouraging industry data points emerged during the final quarter of the
2012 financial year, the company is planning for the market to be up only slightly over the prior year
Pulp and freight costs are expected to remain at elevated levels when compared to historic  long-term averages
Company initiatives, such as increased penetration in repair and remodel, and our
Colorplus, non-metro markets and job pack strategies, are on track to continue our positive primary demand growth
Asia Pacific
Australia: notwithstanding the softening operating environment, the Australian business remains positioned to continue to win market and category share
New Zealand: activity in the housing construction industry remains subdued

CAPITAL MANAGEMENT
Active Approach
Dividends
Share buyback
Outlook
The reduced level of debt, along with a reduction in the number of company specific contingencies and a strengthened confidence in the business’ ability to adapt and meet the challenges of the low demand operating environment enabled the Board to announce in
May 2011 the resumption of an active approach to capital management
Policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments)
in the  form of ordinary dividends
Full fiscal year 2012 dividend of US 42 cents per security
On market share buyback of up to 5% of issued capital over 12 months commencing May 2012
The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet
This may be achieved, in part, with an increase in the dividend payout ratio

We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
Large market opportunity
Superior value proposition
Proprietary and/or protected technology
Ongoing commitment to research and development
Significant organisational advantages
Focused strategy and organisational effort
Scale
Despite the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is positioned well to leverage its increased capabilities when a recovery eventuates
SUMMARY

APPENDIX

Aggressively grow demand
for our products in targeted
market segments
Grow our overall market
position while defending
our share in existing market
segments
Introduce differentiated
products to deliver a
sustainable competitive
advantage
Industry leadership and profitable growth
GLOBAL STRATEGY

GROUP OUTLOOK
Key Priorities
The company’s key medium term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of our ColorPlus® and Trim products
Continue to rollout our job pack distribution model
Overall Group Strategy
The company’s focus is to:
Deliver primary demand growth
Continue to shift to a higher value product mix
Increase manufacturing efficiency
Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

James Hardie

30%
20%
10%
0%
-10%
-20%
-30%
-40%
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411 Q112 Q212 Q312 Q412
%JHBP Growth (sdft)
NC/R&R Growth
Rolling 4Qtr - JHBP Growth (sdft)
Rolling 4Qtr - NC/R&R Growth

Primary Growth Performance All market and market share figures are management‘s estimates. 26 USA AND EUROPE FIBRE CEMENT

* Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, tax adjustments and impairment charge
2 Excludes asbestos adjustments, AICF SG&A expenses,  ASIC expenses/recoveries and impairment charge
3 Excludes payments under the AFFA
27
*
KEY RATIOS
FY2012 FY 2011 FY 2010
EPS (Diluted)
32.1c 26.7c 30.5c
Dividend Paid per share
4.0c N/A N/A
Return on Shareholders’ Funds
10.9% 10.0% 13.3%
Return on Capital Employed
20.4% 19.7% 17.4%
EBIT/ Sales (EBIT margin)
15.3% 15.8% 18.6%
Gearing Ratio
-24.5% 3.2% 10.9%
Net Interest Expense Cover
23.8x 22.9x 28.6x
Net Interest Paid Cover
23.7x 21.8x 29.0x
Net Debt Payback
- 0.2yrs 0.7yrs
1, 3
2
1
2
2
1, 3
2, 3

USA AND EUROPE 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
1,262 1,144 910 828 814 862
Sales Volume
mmsf
2,148 1,916 1,508 1303 1,248 1332
Average
Price
US$ per msf
588 597 604 635 652 647
EBIT
US$m
362 313 200 208 160 156
EBIT Margin
%
29 27 22 25 20 19

ASIA PACIFIC 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
223 298 273 296 353 376
Sales Volume
mmsf
390 398 390 389 407 392
Average
Price
A$ per msf
842 862 879 894 916 916
EBIT
US$m
39 50 47 58 79 79
EBIT Margin
%
16 17 17 20 23 21

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated
Financial Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses – EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
32
NON-US GAAP FINANCIAL MEASURES
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ (7.4) $ 50.8 $ 155.5 $ 104.7
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
Asset impairments 14.3 - 14.3 -
ASIC related expenses (recoveries) 0.1 0.8 1.1 (8.7)
EBIT excluding asbestos, asset impairments and
ASIC expenses 38.5 46.8 189.5 184.0
Net sales $ 309.3 $ 288.4 $ 1,237.5 $ 1,167.0
EBIT margin excluding asbestos, asset
impairments and ASIC expenses 12.4% 16.2% 15.3% 15.8%

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
33
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
1 The current full year
included US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, the prior year results included a charge of
US$345.2 million
resulting from the
dismissal
by
the
Federal
Court of
Australia of
RCI’s
appeal
of the
ATO’s
disputed
1999
amended assessment. Readers are referred to Note
10
of the condensed
consolidated  financial statements for further information.
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit (loss) $ 480.7 $ (1.8) $ 604.3 $ (347.0)
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
AICF interest income (1.1) (1.9) (3.3) (4.3)
Tax (benefit) expense related to asbestos
adjustments (2.6) 6.3 (2.7) 6.9
Asset impairments 14.3 - 14.3 -
ASIC related expenses (recoveries) 0.1 0.7 1.1 (7.6)
Tax benefit related to asset impairments (5.0) - (5.0) -
Tax adjustments ¹ (485.8) 34.8 (486.9) 380.7
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments $ 32.1 $ 33.3 $ 140.4 $ 116.7

Non-US GAAP Financial Measures (continued)
Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
34
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit excluding asbestos, asset
impairments, ASIC expenses and tax adjustments $ 32.1 $ 33.3 $ 140.4 $ 116.7
Weighted average common shares outstanding -
Diluted (millions) 437.5 437.7 437.9 437.5
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses and tax adjustments
(US cents) 7.3 7.6 32.1 26.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
35
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
1 The current full year
included US$485.2 million income tax benefit as a result of RCI’s successful appeal of the ATO’s 1999 disputed amended assessment, the prior year results included a charge of
US$345.2 million
resulting from the
dismissal
by
the
Federal
Court of
Australia of
RCI’s
appeal
of the
ATO’s
disputed
1999
amended assessment. Readers are referred to Note
10
of the condensed
consolidated  financial statements for further information.
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Operating (loss) profit before income taxes $ (7.6) $ 50.6 $ 151.1 $ 96.6
Asbestos:
Asbestos adjustments 31.0 (5.3) 15.8 85.8
AICF SG&A expenses 0.5 0.5 2.8 2.2
AICF interest income (1.1) (1.9) (3.3) (4.3)
Asset impairments 14.3 - 14.3 -
Operating profit before income taxes excluding
asbestos and asset impairments $ 37.1 $ 43.9 $ 180.7 $ 180.3
Income tax benefit (expense) 488.3 (52.4) 453.2 (443.6)
Asbestos:
Tax (benefit) expense related to asbestos adjustments (2.6) 6.3 (2.7) 6.9
Tax benefit related to asset impairments (5.0) - (5.0) -
Tax adjustments ¹ (485.8) 34.8 (486.9) 380.7
Income tax expense excluding tax adjustments (5.1) (11.3) (41.4) (56.0)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 13.7% 25.7% 22.9% 31.1%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly,
EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
36
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ (7.4) $ 50.8 $ 155.5 $ 104.7
Depreciation and amortisation 17.4 16.0 65.2 62.9
Adjusted EBITDA $ 10.0 $ 66.8 $ 220.7 $ 167.6

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
37
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4
US$ Millions FY 2011 FY 2011
General corporate costs $ 6.8 $ 5.8 $ 33.9 $ 26.9
Excluding:
ASIC related (expenses) recoveries (0.1) (0.8) (1.1) 8.7
Domicile change related costs - - - (1.8)
General corporate costs excluding ASIC
expenses and domicile change related costs $ 6.7 $ 5.0 $ 32.8 $ 33.8
FY 2012
Q4
FY 2012

INVESTOR PRESENTATION July 2012